ACCENTIA BIOPHARMACEUTICALS, INC.

324 Hyde Park Avenue, Suite 350

Tampa FL 33606

June 27, 2005

VIA EDGAR AND FACSIMILE

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Accentia Biopharmaceuticals, Inc.

Registration Statement on Form S-1, as amended

File Number 333-122769

Dear Mr. Riedler:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for June 29, 2005 at 4:00 p.m. (Eastern Time) or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Curt P. Creely at Foley & Lardner LLP, our counsel, at (813) 225-4122.

Very truly yours, Accentia Biopharmaceuticals, Inc.

/s/ Francis E. O’Donnell, Jr., M.D.
Francis E. O’Donnell, Jr., M.D. Chief Executive Officer and Chairman of the Board